                              [DEKALB Letterhead]

                                February 7, 1996

Dear Fellow Shareholders:

     DEKALB Genetics and Monsanto have announced a long-term research and development collaboration in the field of agricultural biotechnology, particularly corn and soybean seed. In connection with the collaboration, Monsanto will purchase from DEKALB newly issued shares of Class A (voting) stock of DEKALB equal to 10% of the shares of Class A stock and 378,000 newly issued shares of Class B (non-voting) stock, in each case at a price of $65.00 per share. In addition, Monsanto has commenced a tender offer to purchase up to 1.8 million shares of Class B stock of DEKALB at a price of $71.00 per share, net to the seller in cash. Your Board of Directors has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated that the proposed transactions, taken as a whole, are fair to DEKALB and its shareholders from a financial point of view and has unanimously determined that the transactions, taken together, are fair to, and in the best interests of, DEKALB and its shareholders.

     The collaboration and cross-licensing agreements offer DEKALB an opportunity to join forces in the development of new agronomic seed products with Monsanto, a research partner bringing complementary skills to those already possessed by DEKALB. Monsanto possesses substantial technology resources and larger funding capabilities than DEKALB in the field of biotechnology gene and trait discovery and development and brings significant global regulatory expertise beyond that which an enterprise of DEKALB's size has the time or resources to develop internally.

     DEKALB believes that the synergy of combining the talent and intellectual property assets which the collaboration envisions should enable a faster rate of innovation in the new and highly competitive field of transgenic seeds with desirable traits. The collaboration strategically positions DEKALB's research capabilities for the start of the 21st Century and facilitates an important source of license revenue. It also provides assurance to our customers and dealers that DEKALB will continue to offer the most advanced genetic seed products to the marketplace.

     The tender offer provides shareholders an opportunity to sell all or a portion of their shares of Class B stock at a price which represents a premium of approximately 20% over $59 1/4, the closing market price per share of Class B stock on the last full trading day prior to the public announcement of the tender offer, and approximately 39% over $51, the average of the closing market prices per share for the 30 trading days prior to the public announcement of the tender offer.

     Your Board has unanimously recommended the tender offer to shareholders who desire an opportunity to sell all or a portion of their shares of Class B stock for cash at this time. The maximum number of shares of Class B Stock that may be purchased by Monsanto in the tender offer, together with the newly issued Class B stock, would constitute approximately 45% of the total issued and outstanding shares of Class B stock. Additional information about the tender offer, including the process for tendering your shares, is contained elsewhere in this package.

     Further information with respect to the agreements with Monsanto, including the recommendation of your Board and the opinion of Merrill Lynch, is included in the Statement on Schedule 14D-9 filed by DEKALB with the Securities and Exchange Commission, a copy of which is enclosed. You should refer to Monsanto's Offer to Purchase, Letter of Transmittal and related documents (copies of which are also enclosed) for the procedure for tendering shares and other information.

                                          Bruce P. Bickner
                                          Chairman and Chief Executive Officer

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         ------------------------------

                          DEKALB GENETICS CORPORATION
                           (Name of Subject Company)

                          DEKALB GENETICS CORPORATION
                      (Name of Person(s) Filing Statement)

                    CLASS B COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                  244878 20 3
                     (CUSIP Number of Class of Securities)

                           John H. Witmer, Jr., Esq.
                   Senior Vice President and General Counsel
                               3100 Sycamore Road
                             DeKalb, Illinois 60115
                                 (815) 758-3461

                 (Name, address and telephone number of person
                authorized to receive notices and communications
                  on behalf of the person(s) filing statement)

                         ------------------------------

                                   COPIES TO:

               James G. Archer                                Peter D. Lyons
               Sidley & Austin                             Shearman & Sterling
               875 Third Avenue                            599 Lexington Avenue
              New York, NY 10022                            New York, NY 10022
                (212) 906-2000                                (212) 848-4000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is DEKALB Genetics Corporation, a Delaware corporation (the "Company"), and the address of its principal executive offices is 3100 Sycamore Road, DeKalb, Illinois 60115. The title of the class of equity securities to which this statement relates is the Company's Class B Common Stock, without par value (the "Class B Stock").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer by Monsanto Company, a Delaware corporation ("Monsanto"), to purchase up to 1,800,000 shares of Class B Stock at $71.00 per share net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the offer to purchase dated February 7, 1996 and in the related letter of transmittal (which together constitute the "Offer"). The Offer is disclosed in the Tender Offer Statement on Schedule 14D-1 dated February 7, 1996 (the "Schedule 14D-1"), as filed by Monsanto with the Securities and Exchange Commission (the "Commission"). The Schedule 14D-1 states that the address of the principal executive offices of Monsanto is 800 North Lindbergh Blvd., St. Louis, Missouri 63167.

     The Offer is being made pursuant to the terms of an Investment Agreement (the "Investment Agreement"), dated as of January 31, 1996, between the Company and Monsanto. Certain terms and conditions of the Investment Agreement are described below in Item 3. A copy of the Investment Agreement is filed as
Exhibit 1 to this statement and is incorporated herein by reference. A copy of the press release issued by the Company on February 1, 1996 is filed as Exhibit 2 to this statement and incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND.

     (A) NAME AND BUSINESS ADDRESS OF PERSON FILING THIS STATEMENT.

     The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (B)(1) ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY.

     Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described under the sections entitled "Board of Directors and Committees", "Security Ownership of Management", "Executive Compensation", "Option Grants During Fiscal 1995", "Aggregated Option Exercises During Fiscal 1995 and Fiscal 1995 Year-End Option Values", "Long-Term Incentive -- Awards During Fiscal 1995", "Estimated Annual Retirement Benefits for Years of Service", "Employment Agreements" and "Compensation Committee Report on Executive Compensation" at pages 3 through 4, 6 through 7 and 9 through 14 of the Company's Proxy Statement dated December 4, 1995, for its Annual Meeting of Stockholders held on January 16, 1996. A copy of such sections is filed as Exhibit 3 to this statement and each such section is incorporated herein by reference.

     Option Grants. On January 16, 1996, the Compensation Committee of the Board of Directors of the Company (the "Board of Directors" or the "Board") granted to the directors and executive officers of the Company listed below, options to purchase the number of shares of Class A Common Stock, without par value ("Class A Stock" and, together with the Class B Stock, "Common Stock") of the Company listed opposite such individual's name below:

                                                                      NUMBER OF SHARES
                                 DIRECTOR OR                             SUBJECT TO
                              EXECUTIVE OFFICER                            OPTION
          ---------------------------------------------------------   ----------------
          Bruce P. Bickner                                                  4,700
          Richard O. Ryan                                                   8,000
          Richard T. Crowder                                                7,000
          John H. Witmer, Jr.                                               1,000
          Thomas R. Rauman                                                  5,000

     Each such option is exercisable at a price of $48.25 per share (which was the last sale price of the shares of Class B Stock on The Nasdaq National Market on the date of grant), vests over a three-year period (with one-third of the options vesting on each of the first, second and third anniversaries of the date of grant) and expires ten years from the date of grant.

     On January 16, 1996, each of Charles J. Arntzen, Allan Aves, Tod R. Hamachek, Paul H. Hatfield, Virginia Roberts Holt, John T. Roberts and H. Blair White received an immediately exercisable option to purchase 1,659 shares of Class A Stock at an exercise price of $36.19 per share. These options were granted pursuant to and in accordance with the DEKALB Genetics Corporation Director Stock Option Plan, which provides that directors who are not officers or employees of the Company may elect to receive options to purchase shares of Class A Stock in lieu of cash compensation.

     Indemnification of Directors and Officers; Directors and Officers Liability Insurance. Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") permits a corporation incorporated thereunder to indemnify its directors, officers, employees and agents against certain liabilities and expenses incurred by them by reason of their serving in such capacities if their conduct meets specified standards. Article Ninth of the Company's Restated Certificate of Incorporation ("Article Ninth"), which is described below, provides for such indemnification to the full extent permitted by the DGCL. As permitted by Section 145 of the DGCL, Article Ninth also provides (i) that the Company may purchase and maintain insurance on behalf of any of its directors, officers, employees or agents against any liability, whether or not the Company would have the power to indemnify such person against such liability under the DGCL and (ii) that its provisions regarding indemnification and the advancement of expenses are not exclusive of any other rights to indemnification or the advancement of expenses that a person may have. The Company maintains directors and officers liability insurance. The Company has entered into an indemnification agreement (an "Indemnification Agreement"), the terms of which are described below, with each of its directors and officers and expects to enter into Indemnification Agreements with future directors and officers.

     Indemnification Provisions of Article Ninth. Article Ninth provides that each person who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative), other than an action by or in the right of the Company, by reason of the fact that such person is or was a director, officer, employee or agent of the Company (or is or was serving at the request of the Company as a director, officer, employee or agent of another entity) will be indemnified by the Company, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection therewith if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard of care is applicable with respect to indemnification relating to a claim by or in the right of the Company, except that (i) indemnification only extends to expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such claim and (ii) no indemnification can be made in respect of any claim as to which the person seeking indemnification has been found liable to the Company, unless and only to the extent that the court in which the action was brought determines that such indemnification is proper.

     Article Ninth permits payment by the Company of expenses incurred in defending a proceeding specified in the previous paragraph prior to the final disposition thereof, upon receipt of an undertaking by the person seeking indemnification to repay all amounts so paid if it is ultimately determined that such person is not entitled to be indemnified.

     Any indemnification under Article Ninth (unless ordered by a court) will be made by the Company only as authorized in a specific case upon a determination that such indemnification is proper. Such determination may be made (i) by the Board of Directors acting by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, (ii) if such a quorum is not obtainable, or if obtainable and a quorum of disinterested directors so directs, by independent legal counsel (compensated by the Company) in a written opinion or (iii) by the stockholders of the Company.

     Indemnification Agreements. The Indemnification Agreements are intended to supplement the indemnification provisions of the DGCL and Article Ninth and any coverage provided by directors and officers liability insurance maintained by the Company.

     Each Indemnification Agreement provides that notwithstanding any subsequent amendment, modification or repeal of the indemnification provisions of the DGCL or the Company's Restated Certificate of Incorporation, the Company will provide indemnification, except as noted below, against any and all expenses (including attorneys' fees), costs, judgments, fines or amounts paid in settlement and which are actually and reasonably incurred ("Expenses") in connection with any threatened, pending or completed claim, action, suit or proceeding (whether civil, criminal, administrative or investigative, and whether or not such action is by or in the right of the Company or another entity with respect to which the indemnified party serves or has served as a director or officer at the request of the Company) which arises by reason of the fact that such indemnified party is or was a director or officer of the Company or such entity (an "Action").

     Indemnification will not be made under an Indemnification Agreement: (i) to the extent that indemnification is provided pursuant to directors and officers liability insurance maintained by the Company; (ii) for remuneration paid if it is ultimately determined that such remuneration was in violation of law; (iii) for Expenses incurred on account of an Action in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase and sale of securities of the Company pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or similar law;
(iv) for Expenses incurred on account of such indemnified party's conduct which is ultimately determined to have been a breach by such indemnified party of his duty of loyalty to the Company or its stockholders, an act or omission which was not in good faith or which involved intentional misconduct or a transaction from which such indemnified party derived an improper personal benefit; (v) if a court ultimately determines that such indemnification is not lawful as against public policy; or (vi) for income taxes, or any interest or penalties related thereto, in respect of compensation received for services as a director or officer.

     Each Indemnification Agreement requires the Company to advance amounts to cover Expenses prior to the final disposition of the related Action, upon receipt of (i) an undertaking by the indemnified party to repay all amounts so advanced if it is ultimately determined that such indemnified party is not entitled to be indemnified and (ii) satisfactory evidence as to such amounts.

     Limitation of Directors' Personal Liability. As permitted by the DGCL, Article Ninth eliminates the personal liability of any person who is or was a director of the Company for monetary damages for any breach of fiduciary duty by such person as a director other than: (i) a breach of the director's duty of loyalty to the Company or its stockholders, (ii) an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the DGCL (unlawful payment of dividends) or (iv) for any transaction from which such person derived an improper personal benefit. The Company's Restated Certificate of Incorporation also provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The Company's Restated Certificate of Incorporation further provides that if it is amended and such amendment would have the effect of increasing the liability of any director of the Company or if Article Ninth is repealed, such amendment or repeal shall not apply to or have any effect on the liability of any director of the Company for or with respect to any act or omission of such director occurring prior to such amendment or repeal.

     (B)(2) AGREEMENTS BETWEEN MONSANTO AND ITS AFFILIATES AND THE COMPANY.

     The following summaries of the Investment Agreement and the Ancillary Agreements (as hereinafter defined) do not purport to be complete and are qualified in their entirety by reference to the Investment Agreement and the Ancillary Agreements, copies of which have been filed as Exhibits hereto and are incorporated herein by reference.

     The Offer. The Offer is being made pursuant to the Investment Agreement. Simultaneously with the execution of the Investment Agreement, the following agreements were executed and delivered by the

Company and Monsanto: (i) a Registration Rights Agreement (the "Registration Rights Agreement"), (ii) a Collaboration Agreement and License (the "Collaboration Agreement"), (iii) a Corn Borer-Protected Corn License Agreement (the "Corn Borer-Protected Corn License Agreement"), (iv) a Glyphosate-Protected Corn License Agreement (the "Glyphosate-Protected Corn License Agreement") and
(v) a CaMV Promoter License Agreement (the "CaMV Promoter License Agreement" and, together with the Corn Borer-Protected Corn License Agreement and the Glyphosate-Protected Corn License Agreement, the "License Agreements"). The Registration Rights Agreement, the Collaboration Agreement and the License Agreements are referred to herein as the "Ancillary Agreements."

     The Offer provides that Monsanto shall not be required to accept for payment or pay for any shares of Class B Stock tendered pursuant to the Offer if
(i) there shall have occurred any event which constitutes a material adverse effect, or the occurrence or existence of facts or circumstances reasonably expected to result in a material adverse effect, on the business, assets, results of operations, properties, financial or operating condition of the Company and its subsidiaries taken as a whole (without including economic or other matters affecting business or the seed industry generally) or the ability of the Company (and, to the extent applicable, its subsidiaries) to perform its (or their) obligations under the Investment Agreement or consummate the transactions contemplated by the Investment Agreement or the Ancillary Agreements; (ii) any of the representations and warranties of the Company in the Investment Agreement are not true and correct in any material respect as of the date of the Investment Agreement or the expiration date of the Offer (the "Expiration Date"); (iii) during the period from the date of the Investment Agreement to the Expiration Date the Company shall have sold or disposed of any business or assets of the Primary Business (as defined below) of the Company that constitute more than 5% of the total consolidated assets of the Company (excluding sales of inventory or assets in the normal course of business); (iv) the By-Laws of the Company have not been amended as described under "Investment Agreement -- Amendment of Bylaws of the Company"; (v) the Investment Agreement has been terminated in accordance with its terms; or (vi) certain other conditions specified in the Offer exist (such conditions to the Offer described in this paragraph being referred to as the "Offer Conditions").

     The Investment Agreement provides that Monsanto may increase the Offer Price and may make any other changes in the terms and conditions of the Offer, but that, unless previously approved by the Company in writing, Monsanto may not
(i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) increase or decrease the minimum number of shares of Class B Stock sought pursuant to the Offer, (iv) add to or modify the Offer Conditions,
(v) amend the Offer in a manner which would require the extension of the Expiration Date to a date later than April 17, 1996, as required by any rule, regulation, interpretation or position of the Commission or the staff thereof or
(vi) otherwise amend the Offer in any manner adverse to the interests of the Company or its stockholders. Unless Monsanto extends the Offer, the Offer will expire at midnight, New York City time, on Wednesday, March 6, 1996. The Investment Agreement provides that Monsanto will extend the Offer for at least ten business days and may extend the Offer for up to 30 business days (A) if at the scheduled expiration date of the Offer any of the Offer Conditions shall not have been satisfied or waived, until such time as such Offer Conditions are satisfied or waived and (B) for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer. The Investment Agreement provides that Monsanto will terminate the Offer if the Investment Agreement is terminated.

     The Share Issuance. The Investment Agreement provides that, subject to the satisfaction or waiver of the conditions set forth therein, the Company will issue and sell to Monsanto, and Monsanto will purchase from the Company (i) a number of newly issued shares of Class A Stock (the "Newly Issued Class A Shares"), at a price per share of $65.00, equal to ten percent of the outstanding shares of Class A Stock immediately after the expiration of the Offer and issuance of the Newly Issued Class A Shares and (ii) 378,000 newly issued shares of Class B Stock (the "Newly Issued Class B Shares" and, together with the Newly Issued Class A Shares, the "Newly Issued Shares"), at a price per share of $65.00. The issuance and sale of the Newly Issued Shares is referred to herein as the "Share Issuance." See "Investment Agreement -- The Newly Issued Shares" and "-- Conditions Precedent to the Purchase and Sale of the Newly Issued Shares."

     The Newly Issued Class B Shares would constitute approximately 8% of the total issued and outstanding shares of Class B Stock at January 31, 1996 (after giving effect to the issuance of the Newly Issued Class B Shares). In addition, the Newly Issued Class B Shares, together with the maximum number of shares of Class B Stock that may be purchased by Monsanto in the Offer, would constitute approximately 45% of the total issued and outstanding shares of Class B Stock.

     The Investment Agreement, among other things: (i) provides Monsanto with the right, for one year after the closing under the Investment Agreement (the "Closing"), to purchase in the market additional Class B Stock so long as the total Common Stock owned by Monsanto does not exceed 40% of the Common Stock outstanding at such time; (ii) restricts the ability of Monsanto to transfer securities of the Company; (iii) provides the Company under specified circumstances with a right of first refusal in respect of certain proposed transfers by Monsanto of securities of the Company; (iv) limits for ten years, subject to certain exceptions, the ability of Monsanto to acquire additional securities of the Company; (v) requires that the Company provide notice to Monsanto of certain transactions in order to provide Monsanto with the opportunity to propose an alternative transaction to the Company; and (vi) prohibits Monsanto from engaging in specified activities. See "Investment Agreement -- Additional Market Purchases of Class B Stock," "-- Restrictions on Transfer," "-- Right of First Refusal" and "-- Standstill."

     The Investment Agreement also provides that after the closing, Monsanto will be entitled to nominate one member to the Company's Board of Directors and that if Monsanto acquires 20% or more of the outstanding Common Stock pursuant to the Offer and the Investment Agreement, Monsanto may nominate for election in January 1997 an additional member to the Company's Board. The Company is obligated to support any such nominations made in accordance with the terms of the Investment Agreement. The Investment Agreement further provides that during any period in which Monsanto is entitled to nominate one or more members to the Company's Board the Company will use all reasonable efforts to assure that there be at least three members of its Board who are independent of the Company, Monsanto and certain large holders of Class A Stock. See "Investment Agreement -- Election of Monsanto Directors and Independent Directors." The Company has also agreed to certain amendments to its Bylaws. See "Investment Agreement -- Amendment of Bylaws of the Company."

     Monsanto and the Company have also entered into the Collaboration Agreement, in which they have agreed to a long-term research and development collaboration for the development of new transgenic products in the field of agricultural biotechnology. A variety of crops is contemplated under the Collaboration Agreement, including corn, soybean and others. Monsanto and the Company have further entered into the License Agreements to commercialize genetically engineered corn hybrids incorporating Bacillus thuringiensis tolerance to lepidopteran insects such as the European Corn Borer (YIELDGARD(TM) Bt insect resistant corn), corn hybrids that are tolerant to glyphosate herbicide (ROUNDUP READY(TM) glyphosate tolerant corn), and corn hybrids that are tolerant to glufosinate herbicides. The License Agreements define specific areas of commercial interest between Monsanto and the Company in Bt corn and in herbicide tolerant corn, while the Collaboration Agreement covers broadly all other fields of agricultural biotechnology in a spectrum of crops. The Collaboration Agreement and the License Agreements each contemplates a worldwide territory. See "Collaboration Agreement and License Agreements."

                              INVESTMENT AGREEMENT

THE NEWLY ISSUED SHARES

     In addition to the terms of the Offer, the Investment Agreement also sets forth the terms and conditions by which the Company will issue and sell to Monsanto the Newly Issued Shares. Pursuant to the terms of the Investment Agreement, Monsanto will purchase from the Company newly issued shares of Class A Stock at a price per share of $65.00 (such shares representing 10% of the outstanding shares of Class A Stock after expiration of the Offer and after giving effect to the issuance thereof) and 378,000 newly issued shares of Class B Stock at a price per share of $65.00. Subject to the satisfaction or waiver of the conditions set forth in the next three paragraphs, the Closing of the purchase and sale of the Newly Issued Shares will occur as promptly as practicable after the expiration of the Offer, or on such later date and time as may be mutually agreed by Monsanto and the Company.

CONDITIONS PRECEDENT TO THE PURCHASE AND SALE OF THE NEWLY ISSUED SHARES

     The respective obligations of Monsanto and the Company to consummate the transactions contemplated to occur at the Closing, including the purchase and sale of the Newly Issued Shares, are subject, among other things, to the satisfaction or waiver of the following conditions as of the Closing: (i) there not being threatened or pending by any Governmental Authority (as defined in the Investment Agreement) any suit, action or proceeding, and there not being pending by any other person any suit, action or proceeding, which has a substantial likelihood of success, seeking: (x) to restrain or prohibit the purchase and sale of the Newly Issued Shares or the Class B Stock pursuant to the Offer, (y) to compel the Company to dispose of or hold separate any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or to compel Monsanto or its subsidiaries to dispose of, or hold separate any material portion of the business or assets of Monsanto and its subsidiaries, as a result of any of the transactions contemplated by the Investment Agreement or the Ancillary Agreements or (z) to prohibit Monsanto or the Company, as the case may be, from effectively exercising any of its material rights under the Investment Agreement or any Ancillary Agreement; and (ii) no Governmental Authority having enacted, entered, promulgated, enforced or issued any statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order, legal restraint or prohibition then in effect preventing the consummation of any of the transactions contemplated by the Investment Agreement or the Ancillary Agreements or having any of the other consequences described in clause (i).

     The obligation of Monsanto to consummate the transactions contemplated to occur at the Closing, including the purchase and sale of the Newly Issued Shares, is also subject to the satisfaction or waiver of the following conditions as of the Closing: (i) the representations and warranties of the Company set forth in the Investment Agreement and in the Ancillary Agreements being true and correct in all material respects as of the date of the Investment Agreement and as of the date of the Closing (the "Closing Date") as though made as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date); Monsanto having received a certificate to such effect dated as of the Closing Date and executed by a duly authorized officer of the Company; and the Company having performed or complied in all material respects with all obligations and covenants required by the Investment Agreement and the Ancillary Agreements to be performed or complied with by the Company by the time of the Closing; (ii) amendments to the Company's Bylaws contemplated by the Investment Agreement (see, "-- Amendment of Bylaws of the Company") having been duly authorized, approved and effected; (iii) the Company having furnished to Monsanto an opinion of John H. Witmer, Jr., Senior Vice President and General Counsel of the Company; and (iv) the Company (including its subsidiaries) not having sold or otherwise disposed of (or authorized, committed or agreed to sell or otherwise dispose of) any business or assets relating to the research-based production, marketing, licensing and sale of agronomic seed (including both technology related thereto and products derived therefrom) (the "Primary Business") that constitute more than 5% of the total consolidated assets of the Company as shown on the Company's consolidated balance sheet as of the end of the most recent fiscal quarter ending prior to the time the determination is made, excluding sales in the normal course of business.

     The obligation of the Company to consummate the transactions contemplated to occur at the Closing, including the purchase and sale of the Newly Issued Shares, is also subject to the satisfaction or waiver of the following conditions as of the Closing: (i) the representations and warranties of Monsanto set forth in the Investment Agreement and in the Ancillary Agreements being true and correct in all material respects as of the date of the Investment Agreement and as of the Closing Date as though made as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date); the Company having received a certificate to such effect dated as of the Closing Date and executed by a duly authorized officer of Monsanto; and Monsanto having performed or complied in all material respects with all obligations and covenants required by the Investment Agreement and the Ancillary Agreements to be performed or complied with by Monsanto by the time of the Closing; (ii) the Offer having expired and Monsanto having purchased or accepted for payment and purchase any Class B Stock which it will acquire pursuant to the Offer; and (iii) Monsanto having furnished to the Company an opinion of Frank E. Vigus, Assistant General Counsel of Monsanto.

ADDITIONAL MARKET PURCHASES OF CLASS B STOCK

     The Newly Issued Class B Shares, together with the maximum number of shares of Class B Stock that may be purchased by Monsanto in the Offer, would constitute approximately 45% of the total issued and outstanding shares of Class B Stock at January 31, 1996 after giving effect to the issuance of the Newly Issued Class B Shares. The Investment Agreement provides that if, after completion of the Offer and the purchase of the Newly Issued Shares at the Closing, Monsanto beneficially owns less than 40% of the outstanding Common Stock on the first day after completion of the Offer and the Closing, then Monsanto will have the right, at any time prior to the first anniversary of the Closing Date, to acquire in the market up to an additional number of shares of Class B Stock so that after such purchases the total Common Stock beneficially owned by Monsanto and its affiliates does not exceed 40% of the outstanding Common Stock at such time.

REPRESENTATIONS AND WARRANTIES; SURVIVAL; INDEMNIFICATION

     The Investment Agreement contains various representations and warranties of the Company, relating, among other things, to: (i) its organization, existence, good standing, corporate power and qualification and the organization, existence, good standing, corporate power and qualification of its Significant Subsidiaries (as defined in the Investment Agreement), (ii) its subsidiaries,
(iii) its capitalization and the issuance of the Newly Issued Shares, (iv) its authorization, execution, delivery and performance of and the enforceability of the Investment Agreement and the Ancillary Agreements; the absence of conflicts or violations of or defaults under, the Restated Certificate of Incorporation of the Company, the Bylaws of the Company and certain other agreements and documents; and required consents and approvals, (v) the documents and reports filed by the Company with the Commission and the accuracy and completeness of the information contained therein, (vi) the absence of certain changes or events, (vii) pending or threatened litigation, (viii) tax matters, (ix) stockholder voting requirements, (x) broker's or similar fees, (xi) compliance with applicable laws and environmental matters, (xii) material contracts and
(xiii) the accuracy and completeness of information relating to the Investment Agreement and the Ancillary Agreements.

     The Investment Agreement also contains various representations and warranties of Monsanto, relating, among other things to: (i) its organization, existence, good standing and corporate power; (ii) its authorization, execution, delivery and performance of and the enforceability of the Investment Agreement and the Ancillary Agreements; the absence of conflicts or violations of or defaults under, its Certificate of Incorporation, its Bylaws and certain other agreements and documents; and required consents and approvals; (iii) broker's or similar fees, (iv) certain matters relating to its purchase of the Newly Issued Shares and related federal securities laws matters and (v) its ownership of Common Stock and related matters.

     The representations and warranties in the Investment Agreement and in the instruments delivered pursuant thereto (without regard to the Ancillary Agreements) will survive the Closing for a period of 24 months, except that certain of the Company's representations and warranties, to the extent applicable to the issuance of the Newly Issued Shares to Monsanto at the Closing, will survive the Closing indefinitely and certain of the Company's representations and warranties relating to tax matters will survive the Closing until the expiration of the applicable statute of limitations.

     The Investment Agreement provides that (i) the Company will indemnify and hold Monsanto and its directors, officers, employees and agents (collectively, "Monsanto Indemnified Parties") harmless from and against any and all claims, liabilities, fines, penalties, demands, causes of action, suits, judgments, losses, injuries, damages (including costs of defense, settlement and reasonable attorneys' fees) (collectively, "Liabilities, Actions and Damages") suffered or incurred by Monsanto Indemnified Parties with respect to any inaccuracy of representations and warranties of the Company in the Investment Agreement or, subject to a 60-day cure period following written notice thereof, with respect to breaches by the Company of its covenants made in the Investment Agreement and (ii) Monsanto will indemnify and hold the Company and its directors, officers, employees and agents (collectively, the "Company Indemnified Parties") harmless from and against any and all Liabilities, Actions and Damages suffered or incurred by the Company Indemnified Parties with respect to any inaccuracy of representations and warranties of Monsanto in the Investment Agreement or, subject to a 60-day cure period following written notice thereof, with respect to breaches by Monsanto of its covenants made in the Investment Agreement.

CONDUCT OF BUSINESS BY THE COMPANY UNTIL THE CLOSING

     The Company has agreed that during the period from the date of the Investment Agreement until the Closing, the Company will, and will cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as previously conducted. Without limiting the generality of the foregoing, the Company has agreed that it will not (and, as applicable, neither the Company nor any subsidiary will) take any of the following actions:

          (a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock (other than dividends on Common Stock to be declared and paid only at the customary rates and times) or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

          (b) issue, deliver, sell, pledge or otherwise encumber any shares of capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (i) the issuance of new options or Common Stock under the Company's Long Term Incentive Plan, Savings and Investment Plan and Director Stock Option Plan (collectively, the "Stock Plans") or Common Stock upon the exercise or conversion of rights outstanding on the date of the Investment Agreement and in accordance with their present terms, (ii) the purchase of Common Stock pursuant to the Stock Plans, in accordance with their respective terms and
     (iii) the issuance and sale of the Newly Issued Shares in accordance with the terms of the Investment Agreement);

          (c) acquire, in a single transaction or in a series of related transactions, any business or assets outside the Primary Business of the Company that would be equal in amount to more than 25% of the total consolidated assets of the Company as shown on the Company's consolidated balance sheet as of the end of the most recent fiscal quarter ending prior to the time the determination is made whether such acquisition be by merger or consolidation or the purchase of stock or assets or otherwise;

          (d) amend its certificate of incorporation or bylaws except for amending the bylaws of the Company as contemplated by the Investment Agreement (see, "-- Amendment of Bylaws of the Company"); or

          (e) authorize, or commit or agree to take, any of the foregoing actions.

ELECTION OF MONSANTO DIRECTORS AND INDEPENDENT DIRECTORS

     The Investment Agreement provides that no later than 20 business days after the Closing, the Board of Directors will be increased in number so that Monsanto may nominate one director whose term will expire at the Company's 1999 annual meeting of stockholders. The Investment Agreement further provides that if Monsanto acquires beneficial ownership of at least 20% of the outstanding Common Stock in accordance with the terms of the Investment Agreement, Monsanto may nominate an additional director who will be placed on the ballot for election at the Company's annual meeting of stockholders to be held in January, 1997 and whose term will expire at the Company's 2000 annual meeting (each such director and any other persons nominated from time to time by Monsanto pursuant to the terms of the Investment Agreement described herein, a "Monsanto Nominee"). Any Monsanto Nominee may be an employee, officer or director of Monsanto or any of its subsidiaries and each shall be reasonably satisfactory to the Company. The Company will use all reasonable efforts at all times thereafter, during which
(i) Monsanto retains beneficial ownership of at least 7.5% of the Class A Stock and that number of shares of Common Stock (the "75% Limitation") as is equal to at least 75% of the highest percentage of the outstanding Common Stock beneficially owned by Monsanto after completion of the Offer, the Closing and the acquisition of any additional shares of Class B Stock acquired by Monsanto pursuant to the provisions described under "-- Acquisition of Additional Class B Stock" and (ii) the Collaboration Agreement is in full force and effect (except if terminated by reason of a material breach of its terms by the Company), to cause the Monsanto Nominees to be elected to the Board of Directors; provided, if Monsanto retains beneficial ownership of less than 7.5% of the Class A Stock and the 75% Limitation but at (i) least 5% of the outstanding Class A Stock and that number of shares of Common Stock is equal to 50% of the highest percentage of the outstanding Common Stock beneficially owned by Monsanto after completion of the Offer, the Closing and the acquisition of any additional shares of Class B Stock acquired by Monsanto pursuant to the provisions described under "-- Acquisition of Additional Class B Stock" and (ii) the Collaboration Agreement remains in full force and effect as aforesaid, then the Monsanto Nominees will be limited to one director (any period during which Monsanto is entitled to nominate one or more Monsanto Nominees is referred to as a "Director Representation Period").

     Monsanto has agreed that if at any time the conditions entitling Monsanto to elect one or two Monsanto Nominees, as the case may be, are not met: (i) at the request of the Company, Monsanto will use all reasonable efforts to cause such Monsanto Nominee(s) who shall then be serving as a member of the Board of Directors to resign and (ii) Monsanto will have no further rights under the Investment Agreement with respect to the election of one or two Monsanto Nominees, as the case may be.

     The Company has agreed that during any Director Representation Period in which two Monsanto Nominees serve as members of the Board of Directors, one such Monsanto Nominee will be a member of the Company's Executive Committee and the other will be a member of the Company's Audit Committee and that if only one Monsanto Nominee serves as a member of the Board of Directors, such Monsanto Nominee will serve as a member of the Company's Executive Committee. Monsanto Nominees will not be paid director fees or meeting fees but will be reimbursed for reasonable expenses of attending meetings.

     During a Director Representation Period, Monsanto will have the right to designate any replacement for a Monsanto Nominee upon the death, resignation, retirement, disqualification or removal from office for cause of such Monsanto Nominee, such replacement to be reasonably satisfactory to the Company. The Company has agreed to use all reasonable efforts to cause each person so designated by Monsanto to be promptly appointed or elected to the Board of Directors. During any period in which Monsanto is entitled to designate a Monsanto Nominee but no Monsanto Nominee is then serving on the Board of Directors (if Monsanto shall have designated such a person within a reasonable period of time), the Board may not amend the Bylaw provisions required to be adopted by the Company pursuant to the Investment Agreement without the consent of Monsanto. See "-- Amendment of Bylaws of the Company."

     The Company has agreed to use all reasonable efforts to assure that during a Director Representation Period there will be at least three Independent Directors on the Board of Directors. As defined in the Investment Agreement, an Independent Director is any individual who (i) is not (apart from such directorship): an officer or employee of the Company or any affiliate of the Company, (ii) is not a director, officer or employee of Monsanto or any affiliate of Monsanto, (iii) is not a Major A Stockholder (as defined herein under "Shareholder Agreements"), an affiliate of a Major A Stockholder or a Permitted Transferee (as defined in the Monsanto Stockholders' Agreement described herein under "Shareholder Agreements -- Monsanto Stockholders' Agreement") of a Major A Stockholder, (iv) did not in either of the last two completed calendar years receive, and is not an officer, director, employee, stockholder holding more than 10% of the voting interest of, a partner or affiliate of any entity that in either of such entity's two most recent fiscal years, received, more than (A) $350,000 in revenues or other compensation or (B) 20% of such entity's total revenues from the Company, Monsanto, a Major A Stockholder or a Permitted Transferee or an affiliate of any of the foregoing; provided, no person who is serving as a director of the Company as of the date of the Investment Agreement will be excluded pursuant to this clause (iv) unless such person is also excluded pursuant to clauses (i), (ii), (iii) or (v) of the definition; or (v) is not a voting trustee under the Voting Trust Agreement described herein under "Shareholder Agreements -- Voting Trust Agreement;" but does not include any Monsanto Nominee.

AMENDMENT OF BYLAWS OF THE COMPANY

     The obligation of Monsanto to consummate the transactions contemplated to occur at the Closing, including purchase and sale of the Newly Issued Shares, is conditioned upon, among other things, the Company amending its Bylaws to: (i) state that the Primary Business of the Company is the research-based production, marketing, licensing and sale of agronomic seed, including both technology related thereto and products derived therefrom; (ii) state that the use of voting securities of the Company to facilitate strategic collaborations is in the Company's best interest, but as to any one strategic collaboration, the maximum amount of voting securities of the Company to be issued to any individual, entity or Group (as defined in Section 13(d)(3) of the Exchange Act) will not exceed 10% of the voting securities of the Company then outstanding; and (iii) prohibit the Company from acquiring any business or assets outside of the Primary Business of the Company that would constitute more than 25% of the total consolidated assets of the Company as shown on the Company's consolidated balance sheet as of the end of the most recent fiscal quarter ending prior to the time the determination is made. Notwithstanding the immediately preceding sentence, the required Bylaw amendments would permit the Company to change its Primary Business, issue voting securities to facilitate a strategic collaboration or acquire any business outside of the Primary Business unless three (two prior to the Company's 1997 annual meeting of stockholders) of the members of the Board of Directors vote against the resolution of the Board of Directors relating to such change or transaction. The amendments described in this paragraph may not be further amended if at least two (one prior to the Company's 1997 annual meeting of stockholders) of the members of the Board of Directors vote against such further amendment.

RESTRICTIONS ON TRANSFER

     The Investment Agreement provides that, prior to the earliest of (i) the third anniversary of the Closing, (ii) the termination or expiration of the Collaboration Agreement (except if the Collaboration Agreement is terminated by reason of a material breach of its terms by Monsanto), (iii) the issuance by a Government Authority of a final, non-appealable order (a "Final Governmental Order") requiring Monsanto to divest any or all shares of Common Stock of the Company, securities of the Company convertible into such shares, or options, warrants or other rights to acquire such shares (collectively, "Equity") or (iv) the agreement of the Company to enter into a Business Combination (as hereinafter defined) with a person other than Monsanto or any of its affiliates, neither Monsanto nor any of its United States subsidiaries may transfer any Equity except for: (1) subject to certain conditions, a transfer by Monsanto to one of its United States subsidiaries; (2) a transfer to the Company or one of its subsidiaries; (3) a transfer pursuant to a merger or consolidation that is recommended by the Board of Directors in which the Company is a constituent corporation; (4) a transfer pursuant to a bona fide third party tender offer or exchange offer, which was not induced directly or indirectly by Monsanto or any of its affiliates, that is recommended by the Board of Directors or pursuant to which Major A Stockholders tender or exchange shares equal to a majority of the total voting power of the Company (and do not withdraw the same on or before the business day immediately prior to the expiration date of such offer), subject to the Company's right of first refusal under the Investment Agreement (the "Right of First Refusal"), (see, "-- Right of First Refusal"); or (5) a transfer of Class B Stock tendered on the expiration date of a bona fide third party tender offer or exchange offer, which was not induced directly or indirectly by Monsanto or any of its affiliates, of a number of shares of Class B Stock equal to the aggregate number of shares of Common Stock tendered by all Major A Stockholders (and not withdrawn by such Major A Stockholders prior to the close of business on the business day immediately prior to such expiration date), provided Monsanto shall have received written notice from the third party making such tender or exchange offer certifying that such Major A Stockholders shall have tendered and not withdrawn such shares as of the close of business on the business day prior to such expiration date, subject to the Right of First Refusal.

     The Investment Agreement further provides that after the earliest to occur of the events described in clauses (i) through (iv) of the immediately preceding paragraph, neither Monsanto nor any of its United States subsidiaries may transfer any Equity except for a transfer (a "Monsanto Permitted Transfer") which is either (x) permitted by the provisions described in the immediately preceding paragraph or (y) made by Monsanto or any of its United States subsidiaries of Class B Stock for cash (1) in private sales to financial or institutional buyers other than for or on behalf of certain described competitors of the Company, (2) in bona fide open market "brokers' transactions" as permitted by Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or (3) in a bona fide public offering pursuant to the Registration Rights Agreement (any such public offering, a "Monsanto Permitted Offering"), provided that in the case of a transfer described in clauses (1) or
(3), the Company has waived its Right of First Refusal, and provided, further, that Monsanto or such subsidiaries, as the case may be, take all reasonable steps to assure that, in connection with any such open market transactions or Monsanto Permitted Offering, transfers not be made to any person or Group that would, following such transfer, beneficially own more than 5% of the outstanding voting stock of the Company or more than 5% of the outstanding Class B Stock or, in the case of a private sale described in clause (1), more than 7.5% of the outstanding voting stock of the Company or more than 7.5% of the outstanding Class B Stock; and provided, further, in the case of a Monsanto Permitted Offering which is not made pursuant to a firm underwriting commitment, such transfers are completed within 60 days from the date such shares are first made available for public sale.

     As used in the Investment Agreement, "Business Combination" means a merger or consolidation pursuant to which the Common Stock is convertible into or exchanged for cash, securities or other property, or a sale of all or substantially all of the assets of the Company and its subsidiaries taken as a whole, or a sale of all or substantially all of the assets of the Company's United States seed corn business, provided that a transaction in which the beneficial ownership of the capital stock of the Company or of the sole surviving corporation to the transaction (or of the ultimate parent of the Company or of such sole surviving corporation) immediately after the consummation of such transaction is substantially the same as the beneficial ownership of the Company's capital stock immediately prior to the consummation thereof will not be deemed a Business Combination unless such transaction results in the sale of all or substantially all of the assets of the Company and its subsidiaries taken as a whole or all or substantially all of the asset of the Company's United States seed corn business.

     If Monsanto disposes of beneficial ownership of any Equity prior to the tenth anniversary of the Closing Date as described above as a result of a Final Governmental Order which arises out of or results from the acquisition or attempted acquisition of Monsanto of assets or businesses not owned by Monsanto or its affiliates on the date of the Investment Agreement other than the transactions contemplated by the Investment Agreement (an "Acquisition"), then the terms of the Collaboration Agreement and the License Agreements will be amended as provided therein and (i) Monsanto will be required to reimburse the Company for all reasonable costs and expenses incurred by the Company in connection with any registrations effected by the Company to permit such disposition of Equity, whether or not required to be borne by the Company under the Registration Rights Agreement and (ii) Monsanto will only be entitled to dispose of that amount of Equity required to be disposed of pursuant to such Final Governmental Order.

     If Monsanto disposes of beneficial ownership of any Equity after the third anniversary of the Closing Date and prior to the tenth anniversary of the Closing Date other than (i) transfers permitted by the Investment Agreement as described above, (ii) dispositions required after the issuance of a Final Governmental Order, (iii) dispositions following termination or expiration of the Collaboration Agreement (except if the same is terminated by reason of a material breach of its terms by Monsanto), (iv) dispositions by reason of a decrease in the Company's share of the United States seed corn market to less than 7% as determined by annual gross units sold or licensed in any two consecutive fiscal years or the incurrence by the Company of net operating losses in any two consecutive fiscal years or (v) dispositions following the agreement of the Company to enter into a Business Combination with a person other than Monsanto or any of its affiliates, then the terms of the Collaboration Agreement and the License Agreements will be amended as provided therein and Monsanto will be required to reimburse the Company for all reasonable costs and expenses incurred by the Company in connection with any registrations effected by the Company to permit such disposition of Equity whether or not required to be borne by the Company under the Registration Rights Agreement.

     If Monsanto disposes of beneficial ownership of any Equity prior to the tenth anniversary of the Closing Date as described above as a result of a Final Governmental Order which arises out of or results from the acquisition or attempted acquisition by the Company of assets or businesses not owned by the Company or its affiliates on the date of the Investment Agreement, other than as contemplated by the Investment Agreement, then the terms of the Collaboration Agreement and the License Agreements will be amended as provided therein and the Company will be required to reimburse Monsanto for all reasonable costs and expenses, including underwriting discounts and commissions, incurred by Monsanto in connection with any registrations effected by the Company on behalf of Monsanto to permit such disposition of Equity, whether or not required to be borne by Monsanto under the Registration Rights Agreement.

RIGHT OF FIRST REFUSAL

     Until the tenth anniversary of the Closing, prior to any transfer by Monsanto or any of its United States subsidiaries: (i) of Class B Stock for cash in a private sale to a financial or institutional buyer other than for or on behalf of specified competitors of the Company, (ii) of Equity in a Monsanto Permitted Offering, (iii) pursuant to a bona fide third party tender offer or exchange offer, which is not induced directly or indirectly by Monsanto or any of its affiliates and which is not recommended by the Board of Directors: (a) pursuant to which Major A Stockholders tender or exchange shares equal to a majority of the total voting power of the Company or (b) of a number of shares of Class B Stock equal to the aggregate number of shares of Common Stock tendered by all Major A Stockholders in such third party tender offer or exchange offer, Monsanto is obligated to offer to the Company by written notice (the "Offer Notice"), such Class B Stock or Equity of the Company, which Offer Notice is required to specify, among other things, the number, amount and description of the Equity to be sold or otherwise transferred, the offer price, determined in accordance with the Investment Agreement (the "Offer Price") and any other proposed terms of the transfer.

     The Company may elect to purchase all, or in the case of a Monsanto Permitted Offering, any portion of, the offered securities at the Offer Price and upon the terms and conditions specified in the Offer Notice, provided, that, if in connection with a Monsanto Permitted Offering the Company elects to purchase less than all of the offered securities, the number of offered securities that the Company elects to purchase will be subject to a reduction (determined by the managing underwriter after consultation with a financial advisor selected by Monsanto) to the extent such managing underwriter (after consultation with Monsanto's financial advisor) determines that the amount of such offered securities that the Company has elected to purchase would so reduce the amount of Equity to be sold pursuant to the Monsanto Permitted Offering as to have a material adverse effect on such offering as contemplated by Monsanto (including the price at which Monsanto proposes to sell such securities). Upon any such reduction, the Company will be given the opportunity to make a further election to either purchase the amount of Equity as so reduced, to purchase all of such purchase offered securities or to withdraw the Company's earlier election.

     The Company may assign the rights described in the preceding paragraphs to any person. If the Company does not respond to the Offer Notice within the required period or elects not to purchase the offered securities, Monsanto or its United States subsidiary, as the case may be, will be free to complete the proposed transfer in accordance with the terms of the Investment Agreement.

EQUITY PURCHASE RIGHTS

     From the Closing Date, while Monsanto beneficially owns either 5% of the Class A Stock or 20% of the Class B Stock, if the Company proposes to issue for cash (subject to specified limitations and excluding certain issuances relating to, among other things, the Stock Plans, certain stock options, certain small offerings and the reissuance of Common Stock purchased by the Company after the Closing) any Equity ("Additional Equity"), the Company is required to give Monsanto at least ten days' prior written notice (the "Issuance Notice") of such intention, describing the type of Equity, the estimated price and the other terms upon which the Company proposes to issue the Additional Equity and the estimated date of such issuance. Monsanto will have no more than 20 days from the date the Issuance Notice is received to agree to purchase all or any portion of its Pro Rata Share (as hereinafter defined) of the Additional Equity by giving written notice to the Company of its desire to purchase the Additional Equity (the "Response Notice").

     Pro Rata Share means the amount of Additional Equity necessary to permit Monsanto to maintain its Outstanding Interest (as hereinafter defined) immediately prior to the issuance of the Additional Equity. Outstanding Interest means the respective aggregate percentages of the outstanding shares of Class A Stock or

Class B Stock beneficially owned from time to time by Monsanto and its United States subsidiaries, including as Class A Stock or Class B Stock any Equity convertible into or entitling the holder to acquire the same, as the case may be (except by virtue of the conversion of Class A Stock into Class B Stock), excluding in each case stock options or other rights to acquire Class A Stock or Class B Stock granted under Stock Plans or under any stock option plan or any stock-based incentive compensation plan adopted in the future and Monsanto's rights under the Investment Agreement with respect thereto. Monsanto will be entitled to purchase only the type or class of Equity issued or proposed to be issued which entitles Monsanto to a Pro Rata Share.

     From the Closing Date and for so long as Monsanto beneficially owns either 5% of the Class A Stock or 20% of the Class B Stock, with respect to the issuance of shares of Class A Stock or Class B Stock pursuant to the exercise of stock options or other rights to acquire Class A Stock or Class B Stock granted under the Stock Plans, or under any other stock option or stock-based incentive compensation plan that the Company may adopt in the future, Monsanto has the right, in respect of each fiscal year of the Company beginning with its fiscal year ending August 31, 1996, to purchase from the Company all or any portion of the number of shares of Class A Stock or Class B Stock which is necessary for Monsanto to purchase in order to maintain the same percentage of ownership of issued and outstanding shares of Class A Stock and Class B Stock that Monsanto owned as of the last day of such fiscal year without regard to shares of Class A Stock and Class B Stock issued pursuant to the exercise of stock options during that fiscal year (or in the case of the Company's fiscal year ending August 31, 1996, after the Closing Date).

STANDSTILL

     Monsanto has agreed that prior to the tenth anniversary of the Closing
Date: (i) none of Monsanto's affiliates except for its United States subsidiaries will beneficially own (subject to certain exceptions) any Equity,
(ii) neither Monsanto nor its affiliates will acquire any beneficial ownership of any Equity except as permitted by the Investment Agreement and (iii) neither Monsanto nor any of its affiliates will acquire beneficial ownership of any additional Equity such that the Equity beneficially owned by Monsanto and its affiliates would represent in the aggregate more than (a) 10% of the total voting power of the Company, (b) the Class B Limitation Percentage (as hereinafter defined), or (c) 40% of the outstanding Common Stock of the Company (each such percentage, a "Percentage Limitation") unless (i) Monsanto receives from a Major A Stockholder an offer to purchase shares of Class A Stock beneficially owned by such Major A Stockholder pursuant to any rights granted by such Major A Stockholder to Monsanto in the Monsanto Stockholders' Agreement, in which event Monsanto will be entitled to acquire beneficial ownership from such Major A Stockholder of such additional shares of Class A Stock, and (ii) no later than 60 days after acquisition of beneficial ownership of a majority of the total voting power of the Company in accordance with the terms of the Investment Agreement, Monsanto will be required to make a Permitted Acquisition Proposal (as hereinafter defined).

     Class B Limitation Percentage means the percentage of Class B Stock determined by dividing (i) the number of shares of Class B Stock beneficially owned by Monsanto after: (a) the acquisition of the Newly Issued Shares, (b) the acquisition of Class B Stock pursuant to the Offer and (c) the acquisition of any additional Class B Stock acquired pursuant to the provisions described under "-- Additional Market Purchases of Class B Stock" by (ii) the total number of shares of Class B Stock outstanding on the first anniversary of the Closing Date.

     A Permitted Acquisition Proposal means an Acquisition Proposal which (i) is made to the Board of Directors and, unless and until approved as described in clause (ii), not made directly to the stockholders of the Company, (ii) is subject to the approval of a majority of the Independent Directors prior to the execution of any definitive agreement in connection with a transaction involving the Company or the making of any tender or other offer to purchase Common Stock from any stockholders of the Company who are not Major A Stockholders, and (iii) would result, if successful, in the acquisition by Monsanto of beneficial ownership of not less than 100% of the outstanding capital stock of the Company at a price per share not less than the highest price at which Monsanto has acquired (or proposes to acquire in connection with the transaction) beneficial ownership of any Common Stock from a Major A Stockholder within the preceding two years and for cash and/or the same form of consideration if other than cash as paid or offered to be paid to the Major A Stockholders. An Acquisition Proposal means any tender offer or exchange offer or proposal with respect to a Business Combination or a sale of 10% or more of the outstanding capital stock of the Company.

     If Monsanto acquires a majority of the total voting power of the Company but not 100% of the outstanding capital stock of the Company, Monsanto is required to: (i) use all reasonable efforts to assure that at all times thereafter there will be three Independent Directors on the Board of Directors until such time as Monsanto has acquired 100% of the outstanding capital stock of the Company; and (ii) not acquire additional capital stock of the Company (other than from a Major A Stockholder) or implement any Acquisition Proposal with regard to the Company or enter into any commercial transaction with the Company (not previously in existence) involving a value to the Company as approved in good faith by a majority of the Independent Directors of less than $1,000,000 unless such offer, Acquisition Proposal or commercial transaction is approved by a majority of the Independent Directors.

     Neither Monsanto nor any of its affiliates will be deemed in violation of a Percentage Limitation if their beneficial ownership of Equity exceeds such Percentage Limitation solely as a result of: (i) an acquisition of Common Stock by the Company that, by reducing the number of securities outstanding, increases the proportionate amount of Common Stock beneficially owned by Monsanto and its affiliates in the aggregate to more than any of the Percentage Limitations or
(ii) the exercise by third parties of the right to convert Class A Stock into Class B Stock, provided, that in each case such Percentage Limitation will be deemed violated if Monsanto or any of its affiliates thereafter becomes the beneficial owner of any additional Equity unless: (i) Monsanto is permitted to acquire such Common Stock as described in the previous paragraph or (ii) upon the consummation of the acquisition of such additional Equity Monsanto and its affiliates do not beneficially own in the aggregate more than the applicable respective Percentage Limitation.

     If the Company receives an Acquisition Proposal (including an indication of interest in making such a proposal) from a third party which has not been solicited from the Board of Directors and which, if consummated, would result in a Business Combination (an "Unsolicited Proposal"), the Company is required to notify Monsanto in writing (the "Company Notice") of the material terms of such Unsolicited Proposal, including without limitation any specified consideration.
If: (A) the Board of Directors determines to enter into negotiations with regard to an Unsolicited Proposal and Monsanto shall not have advised the Company subsequent to the receipt of the Company Notice that it is not interested in submitting a Monsanto Proposal (as hereinafter defined), or (B) in the absence of receipt of an Unsolicited Proposal, the Company invites any third party to make an Acquisition Proposal which if consummated would lead to a Business Combination (the "Company Proposal"), then the Company is required to promptly invite Monsanto to submit a proposal (a "Monsanto Proposal") for a Business Combination which would result in the acquisition of an equal or greater amount of assets or shares of Common Stock than the Unsolicited Offer or the Company Proposal (which may include all or substantially all the assets or all of the Common Stock of the Company). Thereafter, if Monsanto shall have submitted a Monsanto Proposal, the Company is required to conduct the solicitation and negotiation process as an open process available to all bidders, and provide Monsanto and the other interested parties with further information with regard to the terms of any offers received and the opportunity to submit further offers to the extent approved by a committee of directors consisting of an equal number of (A) non-employee or officer Major A Stockholder directors (if such directors agree to serve on such committee) including the Chairman of the Board and (B) Independent Directors; provided, however, that the Board of Directors is not required to conduct such process in a manner which, after advice of special independent outside counsel and its financial advisors, the Board determines is inconsistent with its fiduciary duties. If Monsanto does not submit a Monsanto Proposal or withdraws any such proposal and advises the Company that it is not interested in submitting a further proposal, the Company will conduct the negotiation and sale process in such manner as the Board of Directors determines.

     Solely for purposes of the provisions of the Investment Agreement described in the preceding paragraph, a Business Combination will include a transaction with respect to which the Company receives or solicits from a third party or enters into negotiations with respect to, a proposal (the "Limited Proposal") which (A) contemplates the acquisition of a portion of the Company's international seed business or the Company's North American seed business that would be equal to or greater in amount than 25% of the average revenues derived from such international seed business or North American seed business, respectively, in the Company's most recently completed two fiscal years, and (B) would not otherwise be described by the previous paragraph, provided, that Monsanto will not in such case be entitled to make a proposal which would involve the acquisition of a greater amount of assets or ownership interest than the Limited Proposal.

     Prior to the earlier of (a) the tenth anniversary of the Closing Date and
(b) such date as Monsanto and its subsidiaries acquire a majority of the total voting power of the Company, in accordance with the terms of the Investment Agreement, neither Monsanto nor any of its affiliates may: (i) seek to have the Company waive, amend or modify any of the restrictions described above under the caption "-- Standstill," the Restated Certificate of Incorporation of the Company or the Bylaws of the Company (other than the amendment contemplated by the Investment Agreement), (ii) make any Acquisition Proposal or proposal with respect to a Business Combination, (iii) take any initiatives involving the Company that would otherwise require the Company to make a public announcement, or make any public comment or proposal with respect to any Acquisition Proposal,
(iv) become a member of a Group (other than a group composed solely of Monsanto and any of its wholly owned direct or indirect subsidiaries), (v) solicit, or encourage any other person to solicit, proxies or become a participant or otherwise engage in a solicitation (as such terms are defined or used in Regulation 14A under the Exchange Act) in opposition to a recommendation of a majority of the directors of the Company with respect to any matter; seek to advise or influence any person (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the voting of any securities of the Company; or execute any written consent in lieu of a meeting of holders of securities of the Company or any class thereof, (vi) initiate, propose or otherwise solicit stockholders for the approval of one or more stockholder proposals with respect to the Company, as described in Rule 14a-8 under the Exchange Act, (vii) deposit any of its Equity into a voting trust, or subject any of such Equity to any agreement or arrangement other than the Monsanto Stockholders' Agreement with respect to the voting of the issued and outstanding shares of Common Stock or any agreement having similar effect; or (viii) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing ("Contacts") or otherwise seek to control or influence the Company other than Contacts with one or more Major A Stockholders if such Major A Stockholders have given Monsanto a notice that such Major A Stockholders desire to transfer their voting stock of the Company pursuant to the Monsanto Stockholders' Agreement or has otherwise initiated such Contact, provided, however, that: (A) Monsanto may make any proposal which it is permitted to make pursuant to the provisions of the Investment Agreement as described above under the caption "-- Standstill," (B) if Monsanto shall, in good faith, determine to accept any offer from a Major A Stockholder to purchase shares of Class A Stock beneficially owned by such Major A Stockholder or to make a counter proposal to such Major A Stockholder as permitted by and in accordance with the terms of the Monsanto Stockholders' Agreement, as a result of which Monsanto would acquire beneficial ownership of a majority of the total voting power of the Company, Monsanto will be permitted to make any Permitted Acquisition Proposal to the Board of Directors which it is permitted or required to make as described above under the caption "-- Standstill," and (C) actions taken by any representative of Monsanto serving on the Board of Directors, acting solely in his or her capacity as such director, will not be deemed to violate the restrictions described in this paragraph.

TERMINATION

     The Investment Agreement may be terminated at any time prior to the Closing
Date: (i) by mutual consent of the Company and Monsanto, (ii) by either the Company or Monsanto by written notice to the other at any time after June 30, 1996 if any condition contained in the Investment Agreement is not waived or satisfied within such period; provided, however, that if any such condition has not been waived or satisfied within such period due to the willful act or omission of one of the parties, that party may not terminate the Investment Agreement, (iii) by either the Company or Monsanto if consummation of the issuance and sale by the Company of the Newly Issued Shares as contemplated by the Investment Agreement violates any final non-appealable order, decree or judgment of any court or governmental body having competent jurisdiction, or
(iv) by either the Company or Monsanto if the other shall have failed to perform or comply in any material respect with any agreement or covenant contained in the Investment Agreement that is required to be performed or complied with by it on or before the Closing Date after the party seeking termination provides the other party of written notice of, and a reasonable opportunity to cure, such failure.

     The Investment Agreement, with the exception of the provisions described above under "-- Standstill," will terminate at any time after the Closing Date if Monsanto and its affiliates beneficially own less than (i) five percent of the total voting power of the Company and (ii) less than ten percent of the outstanding Common Stock of the Company. Monsanto is required to promptly notify the Company in writing at any time that it believes it no longer owns such amounts.

CONFIDENTIALITY

     Except as required by law, each of the Company and Monsanto has agreed to hold, and cause its respective officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold in confidence any nonpublic information obtained from the other pursuant to the letter agreement between Monsanto and the Company, dated May 16, 1995 or from time to time after the date of the Investment Agreement as may be disclosed to the Company, Monsanto or any Monsanto Nominees until such time as such information becomes publicly available (otherwise than through the wrongful act of any such person) and to use all reasonable efforts to cause such persons not to disclose such information to others without the prior written consent of the Company or Monsanto, as the case may be. In the event of the termination of the Investment Agreement for any reason, each party is required to promptly return or destroy all documents containing nonpublic information so obtained from the other or any of its subsidiaries and any copies made of such documents.

CORPORATE POWERS

     Nothing in the Investment Agreement shall be construed to relieve the directors and officers of the Company or its subsidiaries from the performance of their respective fiduciary duties or limit the exercise of their powers in performance of their duties thereunder and the obligations of the Company therein shall be subject to such fiduciary duties.

                         REGISTRATION RIGHTS AGREEMENT

     The Registration Rights Agreement requires that, subject to certain restrictions, at any time on or after the earlier of the third anniversary of the Closing Date and the date as of which Monsanto is entitled to make a Monsanto Permitted Transfer of shares of Class B Stock (the earlier of such dates being referred to as a "Registration Date"), upon the request of Monsanto, the Company will (i) file a registration statement with the Commission under the Securities Act with regard to the Registrable Securities (as defined below) held and designated by Monsanto, (ii) use its reasonable efforts to have such registration statement declared effective under the Securities Act and (iii) use its reasonable efforts to keep such registration statement continuously effective under the Securities Act for up to 90 days or until such earlier date as the securities subject to such registration statement are disposed of in the manner described in such registration statement. Monsanto may make up to two such requests for registration.

     The Registration Rights Agreement also provides that if, at any time after the Registration Date, the Company proposes to register (including for this purpose a registration effected by the Company for stockholders of the Company other than Monsanto) securities under the Securities Act in connection with the public offering solely for cash on Form S-1, S-2 or S-3, the Company will promptly give Monsanto written notice of such registration. Upon the written request of Monsanto given within 20 days following the date of such notice, the Company will cause to be included in such registration statement and use its reasonable efforts to be registered under the Securities Act all the Registrable Securities that Monsanto has requested to be registered; provided, however, that such right of inclusion will not apply to any registration statement covering an underwritten offering of convertible debt securities. Monsanto may make up to five such requests for registration. If the underwriters' representative or agent advises the Company in writing that, in its opinion, the amount of Registrable Securities requested to be included in any registration would materially adversely affect such offering, or the timing thereof, then the Company will include in such registration, to the extent of the amount and class which the Company is so advised can be sold without such material adverse effect in such offering: first, all securities proposed to be sold by the Company for its own account, second, the Registrable Securities requested to be included in such registration by Monsanto pursuant to the Registration Rights Agreement and third, other securities being registered other than on behalf of the Company or Monsanto.

     For purposes of the Registration Rights Agreement, the term "Registrable Securities" will include: (i) the Class B Stock which Monsanto acquires pursuant to the Investment Agreement (including by way of the Offer and any open market purchases permitted by the Investment Agreement), (ii) any Class B Stock which Monsanto acquires upon exchange of Class A Stock acquired by Monsanto pursuant to the Investment Agreement and (iii) any shares of capital stock of the Company issued by the Company in respect of or in exchange for shares of Class A Stock or Class B Stock in connection with any stock dividend or distribution, stock split-up, recapitalization, recombination or exchange by the Company generally of shares of Class A Stock or Class B Stock; provided, however, that Registrable Securities will not include any securities acquired by Monsanto in violation of an express covenant of Monsanto contained in the Investment Agreement and, provided, further, that the Company will have no obligation under the Registration Rights Agreement to register any Registrable Securities if the Company delivers an opinion of counsel to the effect that the proposed sale or disposition of all of the Registrable Securities for which registration was requested does not require registration under the Securities Act for a sale or disposition in a single public sale, and offers to remove any and all legends restricting transfer from the certificates evidencing such Registrable Securities.

     The rights of Monsanto with respect to Registrable Securities may not be transferred by Monsanto except to a wholly owned direct or indirect subsidiary of Monsanto to whom Monsanto shall have transferred the Registrable Securities as permitted by the Investment Agreement.

                 COLLABORATION AGREEMENT AND LICENSE AGREEMENTS

     Monsanto and the Company have also entered into the Collaboration Agreement, in which they have agreed to a long-term research and development collaboration for the development of new transgenic products in the field of agricultural biotechnology. A variety of crops is contemplated under the Collaboration Agreement, including corn, soybean and others. Monsanto and the Company have further entered into the License Agreements to commercialize genetically engineered corn hybrids incorporating Bacillus thuringiensis tolerance to lepidopteran insects such as the European Corn Borer (YIELDGARD(TM) Bt insect resistant corn), corn hybrids that are tolerant of glyphosate herbicide (ROUNDUP READY(TM) glyphosate-tolerant corn), and corn hybrids that are tolerant of glufosinate herbicides. The License Agreements define specific areas of commercial interest between Monsanto and the Company in Bt corn and in herbicide tolerant corn, while the Collaboration Agreement covers broadly all other fields of agricultural biotechnology in a spectrum of crops. The Collaboration Agreement and each of the License Agreements contemplates a worldwide territory.

THE COLLABORATION AGREEMENT

     The Collaboration Agreement is the mechanism by which Monsanto and the Company will share their respective technologies and intellectual property rights, for research and in the development of new products in the Field of agricultural biotechnology. The initial term of the Collaboration Agreement is 10 years, with any extensions to be renegotiated in good faith and includes a series of cash payments from Monsanto to the Company aggregating $19.5 million over the initial term of the Collaboration Agreement.

     An aim of the Collaboration is to facilitate collaborative projects between Monsanto scientists and those of the Company. This goal is to be achieved in part by allowing each company access to proprietary rights of the other, for use in collaborative undertakings. The companies cross license to each other their respective rights in licenses, sublicenses, and patents and patent applications, as well as those of any wholly owned affiliate, for research and development within the Field. The grants also include a cross license of rights in each company's non-patented technology, know-how, methods and biological materials, for research and development. However, no rights are granted either Monsanto or the Company in the proprietary varieties, inbreds or hybrids of the other.

     The Collaboration Agreement recognizes a distinction between products that result from an Independent Effort, and those that result from a Collaborative Effort. A Collaborative Effort is a project that Monsanto and the Company agree upon in writing for carrying out a defined collaborative research and development project in a selected subject area. An Independent Effort is any project of either Monsanto or the Company that is not a Collaborative Effort. In the case of projects of Independent Efforts, the companies grant each other the right to commercialize products that result from the Independent Effort of the other party, on a preferential royalty paying basis. The right to commercialize a product of the other's Independent Effort carries with it certain rights to sublicense affiliates, Business Associates and International Associates. Each of these entities are defined in the subject agreement, but include generally those entities that are controlled by or at least 50% owned by Monsanto or the Company, a third party with which the party has an extensive business relationship ("Business Associate") or a foreign-based entity that is licensed to sell or distribute branded products of Monsanto or the Company, respectively ("International Associate"). The Collaboration Agreement and each License Agreement provide that no sublicensee may further sublicense any rights thereunder.

     The grant of rights with respect to the commercialization of products developed under the agreement, whether one resulting from an Independent Effort or Collaborative Effort, is limited to the licensee party's "Crops." The Company's designated Crops include corn. Thus, Monsanto will have the right to commercialize products resulting from the Company's Independent Efforts in its designated Crops, and the Company will have the right to commercialize products resulting from Monsanto's Independent Efforts in its Crops.

     The Collaboration Agreement contemplates that Monsanto and the Company will enter into Collaborative Efforts in which the parties will define the scientific parameters of the collaboration in writing, and will designate one party as the Lead Collaborator. The Lead Collaborator will own legal title to the intellectual property that arises out of the collaboration, and will have the right to sublicense products to seed companies. Typically, the Lead Collaborator will be that party whose Crops are not included in the particular Collaborative Effort, but the parties may agree otherwise. In the case of any particular Collaborative Effort, the party that is not the Lead Collaborator has the right to apply to the Lead Collaborator for a preferred status regarding rights that result from a Collaborative Effort. Among other warranties, the parties warrant each other that they will not enter into a transaction which is in conflict with the rights granted under the agreement.

     Monsanto and the Company will typically divide the value realized from products resulting from any given Collaborative Effort and the parties may agree that the value should be divided in a different manner, including instances where the Collaborative Effort is also an Existing Project of either Monsanto or the Company. However, each party will receive a significant portion of value derived from such Collaborative Effort. An Existing Project is one in which either Monsanto or the Company has made substantive developmental progress as of the effective date of the Collaboration Agreement.

     If the Investment Agreement terminates prior to the Collaboration Agreement as the result of actions of either party that result in a government order that Monsanto must dispose of its securities or terminate the Collaboration Agreement, or if Monsanto terminates other than for cause, then the division of value for products of any Collaborative Effort under the Collaboration Agreement and under each of the License Agreements will be adjusted in favor of the non-terminating party, and against the terminating party. Any change of control of the Company, other than one where Monsanto becomes the controlling party, will result in a similar shift in the ratios in Monsanto's favor; any change of control of Monsanto will result in a shift in the Company's favor.

THE CORN BORER-PROTECTED CORN LICENSE AGREEMENT

     Monsanto and the Company have entered into the Corn Borer-Protected Corn License Agreement, in which the parties cross license their intellectual property rights and proprietary technology in the Field of "transgenic corn that exhibits tolerance to lepidopteran insects by expression of an insect control protein derived from Bacillus thuringiensis" ("Bt Corn"). As in the Collaboration Agreement, Monsanto and the Company cross license each other their respective rights in licenses, sublicenses, and patents and patent applications, as well as those of any wholly owned affiliate, to commercialize products within the Field. The grants also include certain cross license rights in each company's non-patented technology, know-how, methods, genes and genetic elements. Again, no rights are granted either Monsanto or the Company in the proprietary varieties, inbreds or hybrids of the other. The agreement terminates upon the expiration of the last to expire patent of either party within the Field.

     The Company receives the right to make, have made, use or sell products covered by the foregoing Monsanto proprietary rights, with the right to sublicense the Company's affiliates and International Associates. While Monsanto receives no right to sell directly any products covered by the Company's proprietary rights, Monsanto does receive the right to make, have made and to use such products, as well as the right to sublicense certain hybrid seed companies, and Monsanto's affiliates and International Associates, to make, have made, use and sell such products. Products will be marketed under a Monsanto trademark, with the proviso that the Monsanto trademark will be used in conjunction with Monsanto's and the Company's names being employed in equal prominence.

     Monsanto and the Company will share certain revenue realized through both Monsanto's and the Company's licensing of Bt Corn.

THE GLYPHOSATE-PROTECTED CORN LICENSE AGREEMENT

     Monsanto and the Company have also entered into the Glyphosate-Protected Corn License Agreement, in which the parties agree to cross license their intellectual property rights and proprietary technology in the Field of "transgenic corn which exhibits Commercial Tolerance against Glyphosate by expression of one or more glyphosate tolerance protein(s)" ("Glyphosate tolerant corn"). Monsanto and the Company cross license each other their respective rights in licenses, sublicenses, and patents and patent applications, as well as those of any wholly owned affiliate, to commercialize products within the Field. The grants also include a cross license of rights in each company's non-patented technology, know-how, methods, genes and genetic elements. No rights are granted either Monsanto or the Company in the proprietary varieties, inbreds or hybrids of the other. The agreement terminates upon the expiration of the last to expire patent of either party within the Field.

     The Company receives the right to make, have made, use or sell products covered by the foregoing Monsanto proprietary rights, with the right to sublicense the Company's affiliates and International Associates. While Monsanto receives no right to sell directly any products covered by the Company's proprietary rights, Monsanto does receive the right to make, have made and to use such products, as well as the right to sublicense certain hybrid seed companies, and Monsanto's affiliates and International Associates, to make, have made, use and sell such products under the Gene Agreement program outlined below. Products will be marketed under a Monsanto trademark, ROUNDUP READY(TM) glyphosate tolerant corn.

     The ROUNDUP READY(TM) glyphosate tolerant corn will be marketed by Monsanto through a ROUNDUP READY(TM) Gene Agreement, in which hybrid seed companies are sublicensed to sell the product to farmers that pay a separate gene use fee. Monsanto and the Company will share all revenue realized through Monsanto's licensing of the ROUNDUP READY(TM) glyphosate tolerant corn. The Company will pay to Monsanto the Gene Agreement revenue that it realizes through its own sales, as well as those of its affiliates, International Associates and sublicensees. This revenue will also be shared between Monsanto and the Company.

THE CAMV PROMOTER LICENSE AGREEMENT

     Monsanto and the Company have entered into the CaMV Promoter License Agreement, in which Monsanto licenses to the Company its intellectual property rights relating to the CaMV promoter, as well as other proprietary technology, for use in the Field of "transgenic corn which exhibits protection against Glufosinate herbicide." (A CaMV promoter is a genetic element useful in permitting engineered corn plants to express a given trait, in this case, protection against glufosinate herbicide.) The rights conveyed to the Company under the CaMV agreement include Monsanto's licenses, sublicenses, and patents and patent applications, as well as those of any wholly-owned affiliate, to commercialize products for use in the Field of glufosinate tolerant corn. The grant also includes a license of rights to Monsanto's non-patented technology, know-how, methods, genes and genetic elements. No rights are granted either Monsanto or the Company in the proprietary varieties, inbreds or hybrids of the other. The agreement terminates upon the expiration of the last to expire patent of either party within the Field.

     The Company receives the right to make, have made, use or sell products covered by the foregoing Monsanto proprietary rights, with the right to sublicense the Company's affiliates and International

Associates, as well as the right to sublicense certain hybrid seed companies. Monsanto receives no reciprocal licensing rights from the Company under the CaMV agreement.

     Products will be marketed and licensed by the Company through a "Grower Agreement" program. Under the Grower Agreement, hybrid seed companies are licensed to sell the product to farmers that pay a separate grower use fee. Monsanto and the Company will share all Grower Agreement revenue realized through the Company's licensing of the glufosinate tolerant corn.

                             SHAREHOLDER AGREEMENTS

     On January 31, 1996, holders of Class A Stock, individually and as trustees of trusts created for the benefit of their spouses or children (such holders and such trusts being referred to as the "Major A Stockholders") executed and delivered (i) a Voting Trust Agreement (the "Voting Trust Agreement") among the Major A Stockholders, (ii) a Roberts Family Shareholder Agreement (the "Family Shareholder Agreement") among the Major A Stockholders and (iii) a Stockholders' Agreement (the "Monsanto Stockholders' Agreement") among the Major A Stockholders and Monsanto. The following summaries of the Voting Trust Agreement, the Family Shareholder Agreement and the Monsanto Stockholders' Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements.

VOTING TRUST AGREEMENT

     Pursuant to the terms of the Voting Trust Agreement, an aggregate of 445,275 shares of Class A Stock (representing approximately 52% of the outstanding Class A Stock after the issuance of the Newly Issued Class A Shares and without regard to and conversions of Class A Stock to Class B Stock, including conversions to effect tenders pursuant to the Offer) were transferred to five of the individual Major A Stockholders, as voting trustees (the "Voting Trustees"), for deposit pursuant to the Voting Trust Agreement. The Voting Trustees are required to issue trust certificates ("Trust Certificates") for the shares of Class A Stock deposited pursuant to the Voting Trust Agreement. Any Major A Stockholder who subsequently acquires any shares of Class A Stock will deposit such shares with the Voting Trustees to be held pursuant to the Voting Trust Agreement (any shares deposited with the Voting Trustees pursuant to the Voting Trust Agreement are referred to as "Subject Shares"). The Voting Trustees are not required to recognize any transfer of any Trust Certificate not made in accordance with the Family Shareholder Agreement and the Monsanto Stockholders' Agreement.

     The Voting Trust Agreement provides that the Voting Trustees will have full right and power to vote all Subject Shares upon all matters submitted to a vote or consent of shareholders of the Company. The Voting Trustees will vote all Subject Shares as a unit in accordance with the determination of a majority of the Voting Trustees (or, if only two Voting Trustees are acting, as they agree), except that the Voting Trustees will vote in accordance with the instructions of holders of Trust Certificates (or, if no instructions are given, in accordance with the recommendation of the Board of Directors of the Company) with respect to any Business Combination, the election of any Monsanto Nominee, any amendment of the provisions of the Company's By-Laws described under "Investment Agreement -- Amendment of Bylaws of the Company" or any proposed amendment to the Company's certificate of incorporation to increase the Company's authorized capital stock, which amendment is required in order for the Company to comply with the provisions of the Investment Agreement described under "Investment Agreement -- Equity Purchase Rights."

     All dividends or distributions upon the Subject Shares will be paid by the Voting Trustees to the holders of Trust Certificates ratably based on the number of Subject Shares reflected on the Trust Certificates, except that any dividend or distribution of voting stock of the Company will be deposited pursuant to the Voting Trust Agreement.

     The Voting Trustees have no power to sell or otherwise dispose of any Subject Shares, except that the Voting Trustees are required to tender or exchange Subject Shares in accordance with the terms of any tender or exchange offer if (i) the Voting Trustees are so instructed by the holder of the Trust Certificate for such Subject Shares and (ii) such tender or exchange offer, if consummated, would result in the beneficial ownership by a person or Group of all of the shares of Class A Stock and all of the shares of Class B Stock and the Company has previously published its position or recommendation with respect to such tender or exchange offer pursuant to applicable rules under the Exchange Act (any such tender or exchange offer described in this clause (ii) being referred to as a "Qualifying Tender Offer").

     The Voting Trust Agreement will terminate with respect to any Subject Share on the earliest to occur of (i) the withdrawal of such Subject Share in accordance with the provisions of the Family Shareholder Agreement, (ii) the written agreement of all Voting Trustees and (iii) when the voting of such Subject Share ceases to be vested in the Voting Trustees.

FAMILY SHAREHOLDER AGREEMENT

     The Family Shareholder Agreement provides that no Major A Stockholder will sell, withdraw from the Voting Trust Agreement or otherwise dispose of any interest in Subject Shares except as provided in the Family Shareholder Agreement. Each Major A Stockholder has agreed not to sell, convey, transfer, assign or otherwise dispose of ("transfer") any interest in any Class A Stock or other voting common or voting preferred stock of the Company, any option, warrant or other right to acquire Class A Stock or such other voting stock or any security exchangeable for or convertible into Class A Stock or such other voting stock (collectively, "Company Voting Stock"), unless such Major A Stockholder has withdrawn the Subject Shares from the Voting Trust Agreement after compliance with the procedures described in the following paragraph.

     Any Major A Stockholder desiring to withdraw Subject Shares from the Voting Trust Agreement must give written notice to the other Major A Stockholders, each of whom will then have an option to purchase his or her pro rata portion of such Subject Shares at a market price based on a thirty day average of the daily closing prices for the Class B Stock on The Nasdaq National Market (or, if there is no such market price, an appraised value for such Subject Shares). If such other Major A Stockholders have not elected to acquire all of such Subject Shares, then each Major A Stockholder who elected to acquire Subject Shares will have a further option to purchase his or her pro rata portion of the Subject Shares which such other Major A Stockholders have not elected to acquire. Any Subject Shares not acquired by such other Major A Stockholders after such further option may be withdrawn from the Voting Trust Agreement and will no longer be subject to the Family Shareholder Agreement.

     The Family Shareholder Agreement provides that the restrictions on transfer therein will not apply to certain permitted transfers ("Permitted Transfers") specified therein, including (i) certain pledges of Company Voting Stock, (ii) a transfer of Company Voting Stock to other Major A Stockholders or other spouses, descendants or certain other trusts or other entities, (iii) any exchange, conversion or transfer of Company Voting Stock in connection with a Business Combination other than any agreement to transfer prior to the Company's execution of an agreement with respect to such Business Combination or (iv) any tender or exchange in accordance with the terms of a Qualifying Tender Offer.

     The Family Shareholder Agreement will terminate on January 31, 2006.

MONSANTO STOCKHOLDERS' AGREEMENT

     The Monsanto Stockholders' Agreement provides that each Major A Stockholder will use best efforts to attend each stockholder meeting for purposes of establishing a quorum and will vote all of its shares of Company Voting Stock in favor of any Monsanto Nominee recommended by the Board of Directors of the Company, provided that such Monsanto Nominee is reasonably satisfactory to the Company. In addition, the Monsanto Stockholders' Agreement provides that each Major A Stockholder will not, without the consent of Monsanto, initiate any action that would result in the amendment of the provisions of the Company's By-Laws described under "Investment Agreement -- Amendment of Bylaws of the Company," and that each Major A Stockholder will vote its Company Voting Stock in favor of any proposed amendment to the Company's certificate of incorporation to increase the Company's authorized capital stock, which amendment is required in order for the Company to comply with the provisions of the Investment Agreement described under "Investment Agreement -- Equity Purchase Rights." Monsanto has agreed to indemnify the Major A Stockholders and related persons from and against all claims, losses and liabilities which arise from or in connection with actions or inactions in the performance of the obligations of the Major A Stockholders under the provisions described in this paragraph.

     The Monsanto Stockholders' Agreement provides that except for Permitted Transfers (i) no Major A Stockholder may transfer any interest in its Company Voting Stock except as provided by the Monsanto Stockholders' Agreement, (ii) with limited exceptions, no Major A Stockholder will convert any Class A Stock to Class B Stock until such time as such Major A Stockholder has entered into a binding agreement to sell or convey such Class B Stock to a third party and
(iii) no Major A Stockholder will tender any of its Company Voting Stock in the Offer.

     If any Major A Stockholder desires to transfer any interest in its Company Voting Stock (other than a Permitted Transfer) such Major A Stockholder will make a written offer to Monsanto (a "Shareholder Offer") to purchase such Company Voting Stock and Monsanto will have the option to purchase all but not less than all of such Company Voting Stock for the price and upon the terms upon which such Major A Stockholder proposes to transfer such Company Voting Stock. If Monsanto rejects the Shareholder Offer, Monsanto has the exclusive right for a period of time to propose alternative terms for such purchase. If Monsanto does not accept the Shareholder Offer and Monsanto and such Major A Stockholder have not otherwise reached an agreement regarding such purchase within such time period, then such Major A Stockholder may offer and sell such Company Voting Stock to any person or entity on terms, considered as a whole, that are at least as favorable to such Major A Stockholder as either those set forth in the Shareholder Offer or those offered by Monsanto in any counter offer.

     In the event of any involuntary transfer of any Company Voting Stock (other than a Permitted Transfer), Monsanto will have an exclusive option to purchase all but not less than all of the Company Voting Stock in cash at a purchase price (i) based on a thirty day average of the daily closing prices for the Class B Stock on The Nasdaq National Market or (ii) if the Company Voting Stock is not Class A Stock or if the Class B Stock is not publicly traded, based on the fair market value thereof determined by an investment banking firm.

     The Monsanto Stockholders' Agreement will be effective until the earliest of (i) the termination of the Collaboration Agreement (except if it is terminated by reason of a material breach thereof by the Company or by reason of a governmental decree caused by voluntary action of the Company), (ii) Monsanto owning less than 5% of the outstanding Class A Stock or less than 50% of the highest percent of the outstanding Common Stock beneficially owned by Monsanto after completion of the Offer, the Closing and any purchases by Monsanto in the market described under "Investment Agreement -- Additional Market Purchases of Class B Stock," (iii) the termination of the Investment Agreement and (iv) the eleventh anniversary of the Closing or any subsequent anniversary of the Closing upon notice by Monsanto or a majority in interest of the Company Voting Stock by persons who are then Major A Stockholders.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) At a meeting held January 31, 1996, the Board of Directors unanimously
(i) approved the Investment Agreement and the Ancillary Agreements; (ii) determined that the Investment Agreement, the Ancillary Agreements and the transactions contemplated thereby, including the Offer (the "Transactions"), taken together, are fair to and in the best interest of the Company and its shareholders; and (iii) resolved to recommend the Offer to holders of Class B Stock who desire an opportunity to sell all or a portion of their shares for cash at this time.

     A letter to the Company's shareholders, communicating the Board's recommendation, is filed herewith as Exhibit 10 and is incorporated herein by reference.

     (b) In reaching its conclusions and recommendations described above, the Board of Directors considered a number of factors, which principally consisted of the following:

     Opportunity for Sale at Premium. The Board believes that the Offer provides shareholders an opportunity to sell all or a portion of their shares at a price which represents a premium of approximately 20% over $59 1/4, the closing market price per share of Class B Stock on the last full trading day prior to the initial public announcement of the Offer, and approximately 39% over $51, the average of the closing market prices per share for the 30 trading days prior to such initial public announcement. In addition, the trading market for the shares of Class B Stock is characterized by relatively limited daily trading volume. Accordingly, shareholders might be unable to sell substantial amounts of shares of Class B Stock in a relatively short period of time without adversely affecting the price for such shares. The Offer provides shareholders, particularly those holding a substantial number of shares, an opportunity to sell their shares at the Offer Price of $71.00 per share outside of the ordinary trading market for the shares and without paying brokerage fees or commissions.

     Benefits from the Collaboration and Licenses. In approving the Investment Agreement, the Board of Directors concluded that the Collaboration Agreement and License Agreements provide the Company and its shareholders with an enhanced opportunity to participate in future growth of the market for transgenic corn and other seed products. In evaluating such enhanced opportunity, however, shareholders should consider that seeds with transgenic traits to which the License Agreements relate have not yet come to market, that significant technical, regulatory, patent (freedom to operate) and public acceptance issues must be overcome so that the volumes and prices at which these products can be sold and the benefits to be derived therefrom are as yet undetermined. Moreover, the success of the Collaboration in the development of new products will only be determined over a period of several years.

     First, The Board of Directors believes that the Collaboration offers the Company an opportunity to join forces in the development of new agronomic seed products with a research partner bringing complementary skills to those already possessed by the Company in the transformation and development of elite germplasm and the production, marketing and sale of seed. Although it is not yet proven whether biotechnology will improve classical breeding approaches, the Company believes that Monsanto possesses substantial intellectual property resources and larger funding capabilities than the Company in the field of biotechnology gene and trait discovery and development and brings significant global regulatory expertise beyond that which an enterprise of the Company's size has the time or resources to develop internally. The Company believes that Monsanto's recognized experience in the fields of gene and trait discovery and significant library of information with regard to genes could yield significant benefits to the Company in development and bringing to market of new products over the term of the Collaboration. The Company believes that the synergy of combining the talent and intellectual property assets which the Collaboration Agreement envisions should enable a faster rate of innovation in the new and highly competitive field of transgenic seeds with desirable traits. Finally, the Company believes that the opportunity to share in future royalties from fruits of the Collaboration, including the right to license on a favorable basis intellectual property developed independently by Monsanto for corn and other crops provides the Company with additional opportunities to share in the economic benefits of the Collaboration.

     Second, the Licenses for patents, proprietary material and know-how provide the Company with an opportunity to cross license, on a non-exclusive basis, its own valuable intellectual property assets consisting of transgenic lines, patents and other proprietary information with regard to pest-resistant and herbicide-tolerant seed with a partner that also possesses significant intellectual property resources, marketing and regulatory skills and a well-known brand name in related fields. In so doing, the Company believes that it will improve its freedom to operate and ability to compete in the emerging new field of elite agronomic seeds with traits of pest and herbicide resistance. The sharing of future royalty proceeds from property and product licensed to others should also provide the Company with the opportunity to benefit from the efforts of both parties with regard to the cross-licensed intellectual property. The Company believes that the License Agreements should enable the Company to market its own seed with desirable herbicide-resistant and pest-resistant characteristics and to share in licensing revenues from sales of such seeds by others and from industry participants in related areas.

     In approving the Collaboration and License Agreements, the Board recognized that the Company will also be sharing the economic benefits of its own valuable intellectual property resources with a third party. Moreover, the seed with transgenic traits to which the License Agreements relate have not come to market so that the prices at which these products can be sold or licensed to others and the benefits to be derived therefrom are as yet undetermined. Finally, the benefits of the Collaboration will depend on the degree of cooperation and the synergies which develop as the parties work together over several years. Nevertheless, considering the agreements as a whole, including the benefits provided from the equity investment described below, the Board concluded that the transactions, taken as a whole, were fair to and in the best interests of the Company and its shareholders.

     Opportunity for Issuance of New Equity. The Investment Agreement provides that the Company will issue and Monsanto will purchase newly issued shares of Class A Stock which will represent approximately 10% of the Class A Stock outstanding after completion of the Offer and 378,000 newly issued shares of Class B Stock, each at a purchase price of $65.00 per share, which should provide net proceeds to the Company of approximately $30 million. The Company intends to apply these funds to support its growing seed business. The Company has such investments in process and has considered from time to time the issuance and sale of shares of Class B Stock as an attractive means of financing such investments. The Board believes that the Investment Agreement offers the opportunity to provide such financing at an attractive price in relation to market alternatives. In reaching that conclusion it considered, among other factors, the Company's existing debt obligations and the protections afforded by the Investment Agreement with regard to limitations on total beneficial ownership by Monsanto of Class A Stock, Class B Stock and Common Stock.

     Opinion of Financial Advisor. In connection with its consideration of the Transactions, the Board of Directors received the written opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), dated January 31, 1996, that as of such date, the Transactions, taken as a whole, were fair to the Company and its shareholders from a financial point of view. Merrill Lynch's opinion does not constitute a recommendation to the Company's shareholders as to whether they should tender their shares of Class B Stock pursuant to the Offer. A copy of such written opinion of Merrill Lynch, which sets forth certain assumptions made, matters considered and limits of the review by Merrill Lynch in rendering such opinion is attached hereto as Exhibit A and filed as Exhibit 11 to this statement. The Company's shareholders are urged to read this opinion in its entirety.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to a letter agreement dated January 16, 1996 between the Company and Merrill Lynch (the "Engagement Letter"), Merrill Lynch was engaged to act as the Company's exclusive financial advisor in connection with the Transactions and to render an opinion to the Board of Directors as to the fairness from a financial point of view of the Transactions taken as a whole.

     Merrill Lynch is entitled to be paid $1,600,000 in cash in accordance with the Engagement Letter upon the Closing or upon the first purchase of shares pursuant to the Offer. The Company has also agreed to reimburse Merrill Lynch for certain out-of-pocket expenses. In addition, the Company has agreed to indemnify Merrill Lynch and its affiliates and their respective directors, officers, employees, agents and controlling persons from and against certain losses, claims, damages and liabilities, including liabilities arising under federal securities laws, relating to or arising out of the Transactions or the engagement of Merrill Lynch under the Engagement Letter. If such indemnification is not available, the Company has agreed to contribute to such losses, claims, damages and liabilities in the proportion that the relevant financial benefit to the Company bears to the relevant financial benefit to Merrill Lynch.

     Merrill Lynch has, in the past, provided financial advisory and financing services to the Company and Monsanto and has received fees for the rendering of such services. In the ordinary course of Merrill Lynch's business, it may actively trade the securities of the Company and Monsanto for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Other than as described in Item 3(b)(1) with respect to the grant of stock options and in Item 3 under the caption "Shareholder Agreements" and except as described in this Item 6(a), no transactions in shares of Class B Stock or in shares of Class A Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

     On December 18, 1995, Charles C. Roberts and Mary R. Roberts, as co-trustees of a trust of which they are the sole beneficiaries, exchanged: (i) 4,800 shares of Class A Stock for 4,800 shares of Class B Stock held by Douglas
C. Roberts, as sole trustee of a trust of which he is the sole beneficiary; (ii) 4,800 shares of Class A Stock for 4,800 shares of Class B Stock held by Virginia Roberts Holt, as sole trustee of a trust of which she is the sole beneficiary; and (iii) 4,833 shares of Class A Stock for 4,833 shares of Class B Stock held by John T. Roberts, as sole trustee of a trust of which he is the sole beneficiary.

     (b) As described above, each of the Major Class A Stockholders has agreed not to tender shares in the Offer. To the best of the Company's knowledge, no other executive officers, directors or affiliates of the Company intend to tender to Monsanto, pursuant to the Offer, shares of Class B Stock which are held of record or beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in Item 3(b) or 4 above (the provisions of which are hereby incorporated by reference), no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) or 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                                       DESCRIPTION
-----------     -------------------------------------------------------------------------------
Exhibit 1.      Investment Agreement dated as of January 31, 1996 between the Company and
                Monsanto (incorporated herein by reference to Exhibit 99.1 to the Company's
                Current Report on Form 8-K dated January 31, 1996).
Exhibit 2.      Press Release dated February 1, 1996 (incorporated herein by reference to
                Exhibit 99.2 to the Company's Current Report on Form 8-K dated January 31,
                1996).
Exhibit 3.      Pages 3, 4, 6, 7 and 9 through 12 of the Proxy Statement, dated December 4,
                1995, of the Company.
Exhibit 4.      Registration Rights Agreement dated as of January 31, 1996 between the Company and Monsanto.
Exhibit 5. *    Collaboration Agreement and License dated as of January 31, 1996 between the
                Company and Monsanto.
Exhibit 6. *    Corn Borer-Protected Corn License Agreement dated as of January 31, 1996 between the Company and Monsanto.
Exhibit 7. *    Glyphosate-Protected Corn License Agreement dated as of January 31, 1996 between the Company and Monsanto.
Exhibit 8. *    CaMV Promoter License Agreement dated as of January 31, 1996 between the
                Company and Monsanto.
Exhibit 9.      Confidentiality Agreement dated May 16, 1995.
Exhibit 10.**   Form of letter to shareholders of the Company dated February 7, 1996.
Exhibit 11.**   Opinion of Merrill Lynch dated January 31, 1996.

------------------------------
 * Agreement subject to a request for confidential treatment.
** Included in copies mailed to stockholders of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By: /s/ THOMAS R. RAUMAN
                                            ------------------------------------
                                            Name: Thomas R. Rauman
                                            Title: Chief Financial Officer

Dated: February 7, 1996

                                                                       EXHIBIT A

                                                        Investment Banking Group

                                                        5500 Sears Tower
                                                        Chicago, Illinois 60606
                                                        312 906 6200
                                                        FAX 312 906 6262

[Merrill Lynch Logo]

                                                        January 31, 1996

Board of Directors
DEKALB Genetics Corporation
3100 Sycamore Road
DeKalb, Illinois 60115

Gentlemen:

     DEKALB Genetics Corporation (the "Company") and Monsanto Company (the "Partner") propose to enter into certain agreements pursuant to which (i) the Company will issue shares of Class A voting stock, without par value (the "Class A Stock"), at a purchase price of $65 per share in cash (such shares to represent 10% of the outstanding shares of Class A Stock after expiration of the Offer and after giving effect to the issuance thereof) and 378,000 shares of Class B non-voting stock, without par value (the "Class B Stock"), at a purchase price of $65 per share in cash to the Partner pursuant to an Investment Agreement, dated January 31, 1996, between the Company and the Partner (the "Investment Agreement"); (ii) the Partner will make a tender offer to the holders of shares of Class B Stock for up to 1.8 million shares of the Class B Stock, at $71 per share, net to such holders in cash pursuant to the terms and conditions of the Investment Agreement; and (iii) the Company and the Partner will collaborate in the development and marketing of certain products pursuant to certain Collaboration and Licensing Agreements, dated January 31, 1996, between the Company and the Partner (the "Collaboration Agreements"). The transactions contemplated by the Investment Agreement and the Collaboration Agreements are collectively referred to herein as the "Transactions."

     You have asked us whether, in our opinion, the Transactions, taken as a whole, are fair to the Company and its shareholders from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

          (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended August 30, 1995;

          (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;

          (3) Conducted discussions with members of senior management of the Company concerning its businesses and prospects and the prospects of the relevant assets of the Partner;

          (4) Reviewed the historical market prices and trading activity for the Shares and compared them with that of certain publicly traded companies which we deemed to be reasonably similar to the Company;

          (5) Compared the results of operations of the Company with that of certain companies which we deemed to be reasonably similar to the Company;

          (6) Compared the proposed financial terms of the Transactions with the financial terms of certain other strategic alliances which we deemed to be relevant;

          (7) Reviewed drafts of the Collaboration Agreements and Investment Agreement dated January 31, 1996; and

          (8) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary.

     In preparing our opinion, we have assumed and relied upon the accuracy and completeness of all information that was available to us from public sources and that was supplied or otherwise made available to us by the Company. We have not assumed any responsibility for independent verification of such information or any independent valuation or appraisal of any of the tangible or intangible assets of the Company. With respect to the financial forecasts furnished by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company and the financial effects of the Collaboration Agreements. In connection with the preparation of this opinion, we have not been authorized to solicit, nor have we solicited or evaluated, any alternative transactions with third parties. Our opinion is based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof.

     Our opinion set forth below is directed to the Board of Directors of the Company and does not constitute a recommendation to any stockholder of the Company with respect to the Transactions or as to whether they should tender their shares of Class B Stock pursuant to the Offer.

     We have acted as financial advisor to the Board of Directors of the Company in connection with the Transactions and will receive a fee for our services, which is conditioned upon the completion of the Transactions. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of the Company and the Partner for our or their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have, in the past, also provided financial advisory services to the Company and the Partner and have received fees for the rendering of such services.

     On the basis of, and subject to the foregoing, we are of the opinion that, as of the date hereof, the proposed Transactions, taken as a whole, are fair to the Company and its shareholders from a financial point of view.

                                          Very truly yours,

                                          MERRILL LYNCH, PIERCE, FENNER &
                                                 SMITH INCORPORATED

                                          By /s/ Barbara Heffernan
                                            ------------------------------------
                                            Investment Banking Group

                                 EXHIBIT INDEX

EXHIBIT NO.                                       DESCRIPTION
-----------     -------------------------------------------------------------------------------
Exhibit 1.      Investment Agreement dated as of January 31, 1996 between the Company and
                Monsanto (incorporated herein by reference to Exhibit 99.1 to the Company's
                Current Report on Form 8-K dated January 31, 1996).
Exhibit 2.      Press Release dated February 1, 1996 (incorporated herein by reference to
                Exhibit 99.2 to the Company's Current Report on Form 8-K dated January 31,
                1996).
Exhibit 3.      Pages 3, 4, 6, 7 and 9 through 12 of the Proxy Statement, dated December 4,
                1995, of the Company.
Exhibit 4.      Registration Rights Agreement dated as of January 31, 1996 between the Company and Monsanto.
Exhibit 5. *    Collaboration Agreement and License dated as of January 31, 1996 between the
                Company and Monsanto.
Exhibit 6. *    Corn Borer-Protected Corn License Agreement dated as of January 31, 1996 between the Company and Monsanto.
Exhibit 7. *    Glyphosate-Protected Corn License Agreement dated as of January 31, 1996 between the Company and Monsanto.
Exhibit 8. *    CaMV Promoter License Agreement dated as of January 31, 1996 between the
                Company and Monsanto.
Exhibit 9.      Confidentiality Agreement dated May 16, 1995.
Exhibit 10.**   Form of letter to shareholders of the Company dated February 7, 1996.
Exhibit 11.**   Opinion of Merrill Lynch dated January 31, 1996.

------------------------------
 * Agreement subject to a request for confidential treatment.
** Included in copies mailed to stockholders of the Company.